SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Initial Filing and Amendment No. 1)*

Renewable Energy Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001/Class A Common Stock, par value $0.0001

(Title of Class of Securities)

75972A103

(CUSIP Number)

January 24, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75972A103	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Bunge North America, Inc. – FEIN: 13-4977260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,217,258
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,217,258
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,258*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%**
12		TYPE OF REPORTING PERSON CO

*See Item 4 of this Schedule 13G
**Based on 21,450,943 shares of Class A Common Stock issued and outstanding as of January 24, 2012, as stated by the Issuer in its Prospectus filed pursuant to Rule 424(b)(4) on January 20, 2012.

CUSIP No. 75972A103	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Bunge Limited – FEIN: 98-0231912
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,217,258
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,217,258
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,258*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%**
12		TYPE OF REPORTING PERSON CO

*See Item 4 of this Schedule 13G
** Based on 21,450,943 shares of Class A Common Stock issued and outstanding as of January 24, 2012, as stated by the Issuer in its Prospectus filed pursuant to Rule 424(b)(4) on January 20, 2012.

CUSIP No. 75972A103	Page 4 of 8 Pages

Item 1.	(a)	Name of Issuer:

Renewable Energy Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

414 South Bell Avenue
Ames, IA 50010

Item 2.	(a)	Name of Person Filing:

Bunge North America
Bunge Limited
The Reporting Persons are making a joint filing.

(b)	Address of Principal Business Offices or, if none, Residence:

The business address of each Reporting Person is:

Bunge North America, Inc.
11720 Borman Drive
St. Louis, MO 63146

Bunge Limited
50 Main Street
White Plains, NY 10606

(c)	Place of Organization:

Bunge North America, Inc.: New York
Bunge Limited: Bermuda

(d)	Title of Class of Securities:

Common Stock/Class A Common Stock

(e)	CUSIP Number:

75972A103

CUSIP No. 75972A103	Page 5 of 8 Pages

Item 3.	If this Statement is filed pursuant to § 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 809-8)
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership.

The information in items 1 and 5-11 on each of the cover pages of this Schedule 13G is hereby incorporated by reference.

Bunge North America, Inc. (“Bunge NA”) directly beneficially owns the shares of Issuer’s securities described herein. Because Bunge NA is a wholly-owned subsidiary of Bunge Limited, Bunge Limited is deemed to hold indirect beneficial ownership over securities owned by Bunge NA.

Bunge NA acquired more than five percent of the Issuer’s outstanding Common Stock prior to the Issuer’s registration of the Common Stock under Section 12 of the Exchange Act. At the time of the initial acquisition, Bunge NA acquired the shares with the intent to influence the control of the issuer.  However, pursuant to Rule 13d-1(d), Bunge NA was an “exempt investor” not required to file a Schedule 13G until 45 days after the end of 2011.  Following the registration but before the transactions described below, Bunge NA abandoned its intent to influence the control of the issuer.

CUSIP No. 75972A103	Page 6 of 8 Pages

On January 24, 2012, the Issuer effected a reclassification pursuant to which each share of Common Stock was designated as Class A Common Stock, and certain securities held by Bunge NA that were convertible into shares of Common Stock were exchanged for shares of Class A Common Stock and shares of an unregistered class of Issuer’s securities.

After such reclassification and conversion, Bunge NA beneficially owned 1,239,513 shares of Class A Common Stock.  Bunge NA subsequently sold 50,380 shares of Class A Common Stock as a selling shareholder in connection with Issuer’s initial public offering.  In a separate transaction on the same day, Bunge NA received 28,125 shares of Class A Common Stock.  The securities identified herein as being beneficially owned by Bunge NA and Bunge Limited reflect these transactions. Bunge NA did not enter into any of these transactions and does not hold any shares of Class A Common Stock with an intent to influence the control of the Issuer, and as such, each of Bunge NA and Bunge Limited make the certification below.

The Initial Filing of this Schedule 13G satisfies the requirement to file a Schedule 13G within 45 days after the end of 2011. Amendment No. 1 satisfies filing requirements with respect to subsequent transactions on January 24, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 75972A103	Page 7 of 8 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75972A103	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

BUNGE LIMITED

February 3, 2012
Date

/s/ Carla Heiss
Signature

Carla Heiss/Assistant General Counsel and Secretary
Name/Title

BUNGE NORTH AMERICA, INC.

February 2, 2012
Date

/s/ Eric Hakmiller
Signature

Eric Hakmiller/Vice President, Bunge Biofuels
Name/Title